8-6

SEWARD & KISSEL LLP

901 K STREET, NW
WASHINGTON, DC 20001

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

PAUL M. MILLER
PARTNER
millerp@sewkis.com

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

RECEIVED
JUL 18 2013
OFFICE OF THE SECRETARY

40-33

July 11, 2013

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2013
WASH. D.C.
196

11:17

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Fairholme Funds, Inc.
<u>SEC File No. 811-09607</u>

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed by Fairholme Funds, Inc., on behalf of its series The Fairholme Fund (the "Fund"), and others, against The Federal Housing Finance Agency, and others, in the United States District Court for the District of Columbia on July 10, 2013. The Fund makes this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Paul M. Miller

Enclosure

SK 22146 0003 1397380

13015071

40-33

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

FAIRHOLME FUNDS, INC., on behalf of its series The Fairholme Fund,
4400 Biscayne Boulevard, Suite 900
Miami, FL 33137

THE FAIRHOLME FUND, a series of Fairholme Funds, Inc.,
4400 Biscayne Boulevard, Suite 900
Miami, FL 33137

BERKLEY INSURANCE COMPANY,
475 Steamboat Road
Greenwich, CT 06830

ACADIA INSURANCE COMPANY,
One Acadia Commons
Westbrook, ME 04092

ADMIRAL INDEMNITY COMPANY,
3 University Place
Hackensack, NJ 07601

Civil Action No. 13-1053

ADMIRAL INSURANCE COMPANY,
1000 Howard Boulevard, Suite 300
Mount Laurel, NJ 08054

BERKLEY REGIONAL INSURANCE COMPANY,
475 Steamboat Road
Greenwich, CT 06830

CAROLINA CASUALTY INSURANCE COMPANY,
4600 Touchton Road
East Building, Suite 400
Jacksonville, FL 32246

MIDWEST EMPLOYERS CASUALTY INSURANCE COMPANY,
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017

NAUTILUS INSURANCE COMPANY,
7233 East Butherus Drive
Scottsdale, AZ 85260

PREFERRED EMPLOYERS INSURANCE COMPANY,
1455 Frazee Road, Suite 1000
San Diego, CA 92108

Plaintiffs,

v.

THE FEDERAL HOUSING FINANCE AGENCY, in its capacity as Conservator of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation,
Constitution Center
400 7th Street, S.W.
Washington, D.C. 20024

EDWARD DeMARCO, in his official capacity as Acting Director of the Federal Housing Finance Agency,
Constitution Center
400 7th Street, S.W.
Washington, D.C. 20024

THE DEPARTMENT OF THE TREASURY,
1500 Pennsylvania Avenue, N.W.
Washington, D.C. 20220

Defendants.

COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF AND DAMAGES

Fairholme Funds, Inc., on behalf of its series The Fairholme Fund, and The Fairholme Fund, a series of Fairholme Funds, Inc. ("Fairholme"), as well as Berkley Insurance Company, Acadia Insurance Company, Admiral Indemnity Company, Admiral Insurance Company, Berkley Regional Insurance Company, Carolina Casualty Insurance Company, Midwest Employers Casualty Insurance Company, Nautilus Insurance Company, Preferred Employers

Insurance Company (collectively, "Plaintiffs"), by and through the undersigned attorneys, file this Complaint against Defendants Federal Housing Finance Agency ("FHFA"), in its capacity as conservator of the Federal National Mortgage Association ("Fannie") and the Federal Home Loan Mortgage Corporation ("Freddie") (collectively, the "Companies"); Edward DeMarco, in his official capacity as the Acting Director of FHFA; and the Department of the Treasury ("Treasury"). Plaintiffs seek declaratory and injunctive relief to prevent Defendants from giving effect to the so-called "Net Worth Sweep" purportedly agreed to between FHFA, as conservator, and Treasury in August 2012. Plaintiffs also seek damages for breach of contract and breach of the implied covenant of good faith and fair dealing. The Net Worth Sweep—which effectively nationalized the privately owned Companies four years after the financial crisis when they had become profitable—is beyond the statutory authority of both FHFA as "conservator" and Treasury as a "temporary" investor. Furthermore, by entering the Net Worth Sweep FHFA nullified Plaintiffs' contractual rights and breached its fiduciary duty to Plaintiffs and other Fannie and Freddie preferred shareholders. Plaintiffs hereby allege as follows:

I.
INTRODUCTION

1. In 2008, Fannie and Freddie were two of the largest privately owned financial institutions in the world. The Companies owned and guaranteed trillions of dollars of assets, mostly mortgages or mortgage-backed securities. The Companies operated for profit. Their debt and equity securities were privately owned and publicly traded.

2. In addition to debt and common stock, the Companies issued non-cumulative preferred stock ("Preferred Stock"). The Preferred Stock was purchased for value by private investors, including community banks, mutual funds, insurance companies, pension funds, and countless individuals. The proceeds of the Preferred Stock were used by the Companies for

general corporate purposes, repurchases of other preferred and common stock, as well as to purchase and guarantee mortgages and mortgage-backed securities. The Preferred Stock was perceived to be a conservative investment paying a modest but reliable rate of return and carrying a very high credit rating. Unlike the common stock of the Companies, the Preferred Stock had the essential characteristics of a fixed income security and did not generally participate in the earnings of the Companies.

3. Fannie and Freddie had been consistently profitable for decades prior to 2008. However, in the mortgage-related financial crisis of 2008, the Companies faced a steep reduction in the book value of their assets and a loss of investor confidence in the mortgage market broadly. In reaction to the crisis, Congress enacted the Housing and Economic Recovery Act of 2008 ("HERA"). Only months later and pursuant to HERA, FHFA placed the Companies into conservatorship with the consent of Fannie and Freddie, and Treasury exercised its temporary authority to provide them with capital. FHFA vowed at the time that the conservatorship was temporary; it was to be terminated as soon as the Companies were stabilized and could be returned to normal business operations. The public was entitled to rely on these official statements of the purposes of the conservatorship, and public trading in Fannie's and Freddie's stock was permitted to, and did, continue.

4. When they agreed to conservatorship, the boards of Fannie and Freddie ceded control of the assets and powers of the Companies to FHFA as conservator. Fannie and Freddie each continue to have "boards of directors" in name, but these boards only report to the conservator and have duties only to the conservator. Thus, the conservator has ultimate responsibility for, and sole control of, the affairs of Fannie and Freddie so long as the conservatorship continues.

5. Immediately after the Companies were placed in conservatorship, Treasury exercised its temporary authority under HERA to enter into agreements with FHFA to purchase securities of Fannie and Freddie ("Purchase Agreements"). Under these Purchase Agreements, Treasury would invest in a newly created class of securities in the Companies, known as Senior Preferred Stock ("Government Stock"), as and when necessary for the Companies to maintain a positive net worth. In return for its commitment to purchase Government Stock, Treasury received $1 billion of Government Stock in each Company as a commitment fee and warrants to acquire 79.9% of the common stock of the Companies at a nominal price. This Government Stock ranked senior to all other preferred stock and was entitled to a cumulative annual dividend, paid quarterly, equal to 10% of the "outstanding liquidation preference," which was simply the sum of the $1 billion commitment fee plus the total amount of Government Stock outstanding. The warrants gave Treasury an "upside" return—beyond the already-significant 10% coupon on its Government Stock—in the event that the Companies recovered and returned to profitability.

6. The Companies wrote down assets significantly during the financial crisis. They sold additional Government Stock to Treasury to remedy the resulting book losses. By June 2012, Treasury had invested approximately $187 billion in Government Stock of the Companies: $161 billion of this amount was primarily attributable to accounting losses (*e.g.*, excess provisioning for estimated losses, fair value losses on their derivative securities, and other than temporary impairments on their investments), and the remaining $26 billion was needed to pay Treasury the 10% coupon on its outstanding amount of Government Stock.

7. Treasury made its investment in the Companies pursuant to temporary authority established under Section 1117 of HERA. This authority expired on December 31, 2009.

Treasury had made two substantive amendments to the Government Stock documents prior to the expiration of its authority.

8. By the second quarter of 2012, the housing market was already recovering and both Fannie and Freddie had returned to profitability. By that time, the Companies were demonstrably solvent and able to pay the 10% dividend on the Government Stock from their available cash. And once the 10% cumulative dividend on the Government Stock was paid in full, Treasury would also be entitled to dividends with respect to its ownership of 79.9% of the Companies' common stock (assuming exercise of Treasury's warrants), so long as dividends were also paid in full on the Preferred Stock held by private investors.

9. But Treasury was not content with its entitlement to 79.9% of the profits of the Companies going forward, subject to the Companies' fulfillment of their contractual obligations to their preferred shareholders. It wanted to cut out the preferred shareholders entirely, and it wanted *all* of the profits. Accordingly, just ten days after the Companies announced earnings for the second quarter of 2012, FHFA and Treasury unilaterally changed the rules. They announced the Net Worth Sweep, implemented by a "Third Amendment" to the Government Stock documents. The Net Worth Sweep was simple. It changed the 10% coupon due on Treasury's Government Stock to a dividend of **100% of all current and future profits of the Companies, forever**. By changing the dividend on its Government Stock in this manner, FHFA actually created, and Treasury purchased, an entirely new security.

10. The result of the Net Worth Sweep was to circumvent the rules of priority and to expropriate for the Government the value of the Preferred Stock and common stock held by private investors. Treasury itself said that the Net Worth Sweep was intended to ensure that "every dollar of earnings that Fannie Mae and Freddie Mac generate will benefit taxpayers."

Press Release, U.S. Department of the Treasury, Treasury Department Announces Further Steps to Expedite Wind Down of Fannie Mae and Freddie Mac (Aug. 17, 2012). The Companies received no investment by Treasury or other meaningful value in return for the Net Worth Sweep.

11. In short, Treasury and FHFA effectively nationalized two of the nation's largest financial institutions, while they were under the protection of FHFA as *conservator*.

12. The profits paid to Treasury under the Net Worth Sweep are enormous. On or about June 30, 2013, Fannie and Freddie collectively paid Treasury the largest dividend in history: $66.3 billion. By contrast, without the Net Worth Sweep, Treasury would be entitled to receive $4.7 billion, reflecting the original 10% coupon rate on its Government Stock. Treasury and FHFA each contend that the extra $61.6 billion is a windfall "dividend" on Treasury's Government Stock, rather than a return of capital invested. Accordingly, the liquidation preference of the Government Stock is not reduced and remains at $189 billion (the sum of the commitment fees plus the total amount of capital provided by the Treasury). As a result of the Net Worth Sweep, Treasury's annualized rate of return on its Government Stock for the applicable quarter is not 10%, but 140%. Furthermore, if the Net Worth Sweep is allowed to stand, it is anticipated that the Companies will be required to make similarly large dividend payments in subsequent quarters.

13. By purporting to enter into the Net Worth Sweep, both Treasury and FHFA have violated their governing statutes and regulations. Indeed, by yielding to Treasury's direction to expropriate the entire net worth of the Companies for the benefit of the Federal Government, FHFA acted in direct contravention of its charge as conservator to take those actions "necessary to put the [Companies] in a sound and solvent condition" and "appropriate to carry on the

business of the [Companies] and preserve and conserve [their] assets and property." 12 U.S.C. § 4617(b)(2)(D). And Treasury, for its part, acted without authority by effectively acquiring new securities in Fannie and Freddie through the Net Worth Sweep more than two years after the expiration of its temporary authorization to purchase the Companies' securities. This suit is brought to require Defendants to abide by the law and to enjoin their adherence to all applicable statutory requirements.

14. The conservatorship of Fannie and Freddie achieved the purpose of restoring the Companies to financial health. The capital provided by Treasury reassured investors in Fannie and Freddie debt instruments, and the mortgage origination market continued to function throughout the financial crisis. The housing market is recovering, and the Companies have been restored to stable profitability. The original Purchase Agreements provided needed capital to Fannie and Freddie in a transaction that honored, to an extent, the property rights of the Preferred Stock. But neither FHFA nor Treasury had authority to enter into the Net Worth Sweep, which nullified Plaintiffs' contractual rights and breached fiduciary duties to Plaintiffs and other Fannie and Freddie preferred shareholders. Furthermore, by entering into the Net Worth Sweep, FHFA nullified Plaintiffs' contractual rights and breached its fiduciary duty to Plaintiffs as well as other Fannie and Freddie preferred shareholders. The Net Worth Sweep must be set aside.

II.
JURISDICTION AND VENUE

15. Counts I-IV of this action arise under the Administrative Procedures Act ("APA"), 5 U.S.C. §§ 551-706, and/or the Housing and Economic Recovery Act of 2008 ("HERA"), PUB. L. NO. 110-289, 122 Stat. 2654 (2008) (codified at 12 U.S.C. §§ 1455, 1719, 4617). The Court has subject-matter jurisdiction over these claims under 28 U.S.C. § 1331. The Court is authorized to issue the non-monetary relief sought with respect to these claims pursuant

to 5 U.S.C. §§ 702, 705, and 706. The Court has subject matter jurisdiction over Counts V-VII under 28 U.S.C. §1367.

16. The Court also has subject matter jurisdiction over Counts V-VII under 12 U.S.C. §§ 1452(c), 1723a(a), and 4617(b)(2)(A).

17. Venue is proper in this Court under 28 U.S.C. § 1391(e)(1)(A) and (B), because this is an action against officers and agencies of the United States, and Defendants all reside in this judicial district; Acting Director DeMarco performs his official duties in this judicial district; and a substantial part of the events or omissions giving rise to this action occurred in this judicial district.

III.
PARTIES

18. Plaintiff Fairholme is a mutual fund with over 171,000 shareholders of all economic backgrounds with an average account size of less than $43,000. Fairholme's investment objective is long-term growth of capital for its shareholders. Fairholme owns Preferred Stock in each of Fannie and Freddie, as identified below. Fairholme is entitled to a contractually specified, non-cumulative dividend from the Companies in preference to dividends on common stock. Ownership of the Preferred Stock also entitles Fairholme to a contractually specified liquidation preference. The Preferred Stock is junior to Treasury's Government Stock. If valid, the Net Worth Sweep expropriates the value of Fairholme's Preferred Stock. Fairholme is a series of Fairholme Funds, Inc., a Maryland corporation headquartered in Florida. Fairholme's principal place of business is 4400 Biscayne Boulevard, Suite 900, Miami, Florida 33137.

19. W.R. Berkley Corporation owns directly or indirectly the following plaintiffs: Berkley Insurance Company, Acadia Insurance Company, Admiral Indemnity Company,

Admiral Insurance Company, Berkley Regional Insurance Company, Carolina Casualty Insurance Company, Midwest Employers Casualty Insurance Company, Nautilus Insurance Company, Preferred Employers Insurance Company (collectively, the "Berkley Plaintiffs"). The Berkley Plaintiffs are insurance companies.

20. Plaintiff Berkley Insurance Company is a Delaware corporation headquartered in Greenwich, Connecticut.

21. Plaintiff Acadia Insurance Company is a New Hampshire corporation headquartered in Westbrook, Maine.

22. Plaintiff Admiral Indemnity Company is a Delaware corporation headquartered in Hackensack, New Jersey.

23. Plaintiff Admiral Insurance Company is a Delaware corporation headquartered in Mount Laurel, New Jersey.

24. Plaintiff Berkley Regional Insurance Company is a Delaware Corporation headquartered in Greenwich, Connecticut.

25. Plaintiff Carolina Casualty Insurance Company is an Iowa corporation headquartered in Jacksonville, Florida.

26. Plaintiff Midwest Employers Casualty Insurance Company is a Delaware corporation headquartered in Chesterfield, Missouri.

27. Plaintiff Nautilus Insurance Company is an Arizona corporation headquartered in Scottsdale, Arizona.

28. Plaintiff Preferred Employers Insurance Company is a California Corporation headquartered in San Diego, California.

29. Defendant FHFA is, and was at all relevant times, an independent agency of the United States government subject to the APA. *See* 5 U.S.C. § 551(1). FHFA was created on July 30, 2008, pursuant to HERA. FHFA is located at Constitution Center, 400 7th Street, S.W., Washington, D.C. 20024.

30. Defendant Edward DeMarco is the Acting Director of FHFA. His official address is Constitution Center, 400 7th Street, S.W., Washington, D.C. 20024. He is being sued in his official capacity. In that capacity, Acting Director DeMarco has overall responsibility for the operation and management of FHFA. Acting Director DeMarco, in his official capacity, is therefore responsible for the conduct of FHFA that is the subject of this Complaint and for the related acts and omissions alleged herein.

31. Defendant Department of the Treasury is, and was at all times relevant hereto, an executive agency of the United States government subject to the APA. *See* 5 U.S.C. § 551(1). Treasury is located at 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20220.

IV.
FACTUAL ALLEGATIONS

Fannie and Freddie

32. Fannie is a stockholder-owned corporation organized and existing under the Federal National Mortgage Act. Freddie is a stockholder-owned corporation organized and existing under the Federal Home Loan Corporation Act. The Companies conduct a for-profit business by, among other things, purchasing and guaranteeing mortgages originated by private banks and bundling the mortgages into mortgage-related securities that can be sold to investors.

33. Fannie and Freddie are owned by private shareholders and their securities are publicly traded. Fannie was chartered by Congress in 1938 and originally operated as an agency of the federal government. In 1968, Congress reorganized Fannie into a for-profit corporation

owned by private shareholders. Freddie was established by Congress in 1970 as a wholly-owned subsidiary of the Federal Home Loan Bank System. In 1989, Congress reorganized Freddie into a for-profit corporation owned by private shareholders. As of March 31, 2013, Fannie and Freddie collectively had $5.3 trillion in total capital. Like other private corporations, Fannie and Freddie are, among other things, subject to applicable contract law and applicable law governing duties owed to shareholders.

34. Before being placed into conservatorship, both Fannie and Freddie had issued several series of Preferred Stock. Holders of Preferred Stock are contractually entitled to non-cumulative dividends when declared by the Companies and are also contractually entitled to a liquidation preference should the Companies liquidate. The several series of Preferred Stock of the Companies are in parity with each other with respect to dividend payments and liquidation preference, but they have priority over the Companies' common stock for these purposes. Fannie and Freddie are contractually prohibited from unilaterally changing the terms of the Companies' Preferred Stock to materially and adversely affect the rights of preferred shareholders. As of March 31, 2013, the Companies had outstanding Preferred Stock with an aggregate liquidation preference of $33 billion.

35. Fairholme's holdings include multiple series of Preferred Stock issued by the Companies. In particular, Fairholme's holdings of Preferred Stock are as follows:

Fairholme Holdings of Fannie Preferred Stock

Series	Dividend Rate	Redemption Value per Share
S	7.750%	$25.00
R	7.625%	$25.00
Q	6.750%	$25.00
P	4.500%	$25.00
O	7.000%	$50.00
G	0.070%	$50.00

Fairholme Holdings of Freddie Preferred Stock

Series	Dividend Rate	Redemption Value per Share
Z	7.875%	$25.00
Y	6.550%	$25.00
W	5.660%	$25.00
V	5.570%	$25.00
U	5.900%	$25.00
M	0.350%	$50.00
L	2.620%	$50.00
H	5.100%	$50.00
F	5.000%	$50.00
B	0.9250%	$50.00

36. At all times relevant hereto, shares in the S series of Freddie preferred stock and shares in the O series of Fannie preferred stock have been owned either by the Berkley Plaintiffs or by Berkley Insurance Company. The shares of Fannie and Freddie preferred stock were

initially acquired by the Berkley Plaintiffs, but the shares were later transferred to Berkeley Insurance Company.

37. Prior to 2007, Fannie and Freddie were consistently profitable. In fact, Fannie had not reported a full-year loss since 1985 and Freddie had never reported a full-year loss since becoming owned by private shareholders. In addition, both Companies regularly declared and paid dividends on each series of their respective Preferred Stock.

38. Beginning in late 2006, and accelerating in 2008, the nation's housing market and mortgage banking industry suffered significant book losses and a substantial decline in value. The housing crisis had a significant negative effect on the Companies' balance sheets, and from 2007 through 2011 both Fannie and Freddie experienced net losses. Given their expectation of incurring significant losses in the coming years along with diminished prospects of profitability, the Companies booked substantial reserves—recorded losses before actually incurring losses—and eliminated the value of certain non-cash assets, known as deferred tax assets, from their balance sheets. Because of these adjustments pursuant to Generally Accepted Accounting Principles ("GAAP"), the Companies had less operating capital available. Fannie's reported annual losses peaked in 2009 at $72 billion and Freddie's annual losses peaked in 2008 at $50 billion.

39. As the housing and financial crisis deepened, Congress responded in part by enacting HERA. As relevant here, HERA created FHFA (which succeeded to the regulatory authority over Fannie and Freddie previously held by the Office of Federal Housing Enterprise Oversight) and authorized FHFA, under certain statutorily prescribed and circumscribed conditions, to place those Companies into conservatorship or receivership.

Fannie and Freddie Are Placed into Conservatorship

40. On September 6, 2008, FHFA placed Fannie and Freddie into conservatorship pursuant to the authority and requirements of HERA. As then-FHFA Director Lockhart explained, conservatorship "is a statutory process designed to stabilize a troubled institution with the objective of returning the entities to normal business operations." Statement of James B. Lockhart, Director, FHFA, at 5-6 (Sept. 7, 2008).

41. According to Section 1145 of HERA, "[t]he Agency may, as conservator, take such action as may be—(i) necessary to put the regulated entity in a sound and solvent condition, and (ii) appropriate to carry on the business of the regulated entity and preserve and conserve the assets and property of the regulated entity." 12 U.S.C. § 4617(b)(2)(D).

42. Conservatorship is a status distinct from receivership, with very different purposes, responsibilities, and restrictions. When acting as a receiver, but not when acting as a conservator, FHFA is authorized and obliged to "place the regulated entity in liquidation and proceed to realize upon the assets of the regulated entity." *Id.* § 4617(b)(2)(E). In other words, receivership is aimed at winding down an entity's affairs and liquidating its assets, while conservatorship aims to return it to normal operation.

43. In promulgating regulations governing its operations as conservator or receiver of the Companies, FHFA specifically acknowledged the distinctions in its statutory responsibilities as conservator and as receiver: "A conservator's goal is to continue the operations of a regulated entity, rehabilitate it and return it to a safe, sound and solvent condition." Conservatorship and Receivership, 76 Fed. Reg. 35,724, 35,730 (June 20, 2011). In contrast, where FHFA acts as a receiver, the regulation specifically provides that "[t]he Agency, as receiver, *shall* place the regulated entity in liquidation . . . ." 12 C.F.R. § 1237.3(b) (emphasis added). The regulation

also provides that in liquidating a company's assets, "priority as between holders of . . . different classes [of stock] should be determined by the capital plans or other underlying corporate instruments," such that preferred stock will have a liquidation preference over common stock. 76 Fed. Reg. at 35,730; *see* 12 C.F.R. § 1237.9(a)(4).

44. In announcing the conservatorship, Director Lockhart stated that "FHFA will act as the conservator to operate [Fannie and Freddie] until they are stabilized." Statement of Lockhart at 6. Director Lockhart also announced that under the conservatorship "the common and all preferred stocks [of the Companies] will continue to remain outstanding." *Id.* at 8. FHFA emphasized that the conservatorship was temporary: "Upon the Director's determination that the Conservator's plan to restore the [Companies] to a safe and solvent condition has been completed successfully, the Director will issue an order terminating the conservatorship." FHFA Fact Sheet, Questions and Answers on Conservatorship. The public was entitled to rely on these official statements of the purposes of the conservatorship, and public trading in Fannie's and Freddie's stock was permitted to, and did, continue.

FHFA and Treasury Enter into the Purchase Agreements

45. On September 7, 2008, Treasury and FHFA, acting in its capacity as conservator of Fannie and Freddie, entered into the Purchase Agreements.

46. In entering into the Purchase Agreements, Treasury exercised its temporary authority under HERA to purchase securities issued by the Companies. *See* 12 U.S.C. §§ 1455(*l*), 1719(g). In order to exercise that authority, the Secretary was required to determine that purchasing the Companies' securities was "necessary . . . to provide stability to the financial markets; . . . prevent disruptions in the availability of mortgage finance; and . . . protect the

taxpayer." 12 U.S.C. §§ 1455(*l*)(1)(B), 1719(g)(1)(B). In making those determinations, the Secretary was required to consider several factors:

> (i) The need for preferences or priorities regarding payments to the Government.
> (ii) Limits on maturity or disposition of obligations or securities to be purchased.
> (iii) *The [Companies'] plan[s] for the orderly resumption of private market funding or capital market access.*
> (iv) The probability of the [Companies] fulfilling the terms of any such obligation or other security, including repayment.
> (v) *The need to maintain the [Companies'] status as . . . private shareholder-owned compan[ies].*
> (vi) Restrictions on the use of [the Companies'] resources, including limitations on the payment of dividends and executive compensation and any such other terms and conditions as appropriate for those purposes.

Id. §§ 1455(*l*)(1)(C), 1719(g)(1)(C) (emphasis added).

47. Treasury's authority under HERA to purchase the Companies' securities expired on December 31, 2009. *See id.* §§ 1455(*l*)(4), 1719(g)(4).

48. Treasury's Purchase Agreements with Fannie and Freddie are materially identical. Under the original, unamended agreements Treasury committed to provide up to $100 billion to each Company to ensure that it maintained a positive net worth. In particular, for quarters in which either Company's liabilities exceed its assets under GAAP, the Purchase Agreements authorize Fannie and Freddie to draw upon Treasury's commitment in an amount equal to the difference between its liabilities and assets.

49. In return for its funding commitment, Treasury received 1 million shares of Government Stock in each Company and a warrant to purchase 79.9% of the common stock of each Company at a nominal price. Exercising these warrants would entitle Treasury to up to 79.9% of all future profits of the Companies, subject only to the Companies' obligation to satisfy their prior dividend obligations with respect to the Preferred Stock.

50. Treasury's Government Stock in each Company had an initial liquidation preference of $1 billion. This liquidation preference increases by one dollar for each dollar the Companies receive from Treasury pursuant to the Purchase Agreements. In the event the Companies liquidate, Treasury is entitled to recover the full liquidation value of its shares before any other shareholder may recover anything.

51. In addition to the liquidation preference, the original, unamended Purchase Agreements provided for Treasury to receive a cumulative dividend equal to 10% of the value of the outstanding liquidation preference. (The dividend rate could increase to 12% if the company failed to pay dividends in cash in a timely manner.)

52. The Purchase Agreements prohibit Fannie and Freddie from declaring and paying dividends on any securities junior to Treasury's Government Stock unless full cumulative dividends have been paid to Treasury on its Government Stock for the then-current and all past dividend periods.

Treasury and FHFA Amend the Purchase Agreements
To Increase Treasury's Funding Commitment

53. On May 6, 2009, Treasury and FHFA amended the terms of the Purchase Agreements to increase Treasury's funding commitment to both Fannie and Freddie. In particular, under the amendment Treasury's total commitment to each Company increased from $100 billion to $200 billion.

54. On December 24, 2009—one week before Treasury's temporary authority under HERA expired—FHFA and Treasury again amended the terms of Treasury's funding commitment. Instead of setting that commitment at a specific dollar amount, the second amendment established a formula to allow Treasury's total commitment to each Company to

exceed (but not fall below) $200 billion depending upon any deficiencies experienced in 2010, 2011, and 2012, and any surplus existing as of December 31, 2012.

55. Treasury's authority under HERA then expired on December 31, 2009.

The Companies Return to Profitability and Stability

56. Beginning in the third quarter of 2008, the balance sheets of Fannie and Freddie reflected large non-cash losses, including write-downs of the value of significant tax assets and the establishment of large loan loss reserves, based on exceedingly pessimistic views of the Companies' future financial prospects. These non-cash losses temporarily decreased the Companies' operating capital and their net worth by hundreds of billions of dollars. To date, the Companies have drawn a total of $187 billion from Treasury, in large part to fill the holes in the Companies' balance sheets created by these non-cash losses. Including Treasury's initial $1 billion liquidation preference in each Company, Treasury's liquidation preference for its Government Stock amounts to approximately $117 billion for Fannie and approximately $72 billion for Freddie. Approximately $26 billion of these combined amounts were required simply to pay the 10% dividend payments owed to Treasury; the rest were primarily made to account for changes in the valuation estimates of assets and liabilities.

57. By 2012, the housing market was already recovering and both Fannie and Freddie had returned to profitability. It quickly became clear that the Companies' previously anticipated losses far exceeded their actual losses. Indeed, the Companies had provisioned more than $225 billion over the previous four years to absorb anticipated losses. Only half of those reserves may now be needed. These excess loss reserves artificially depressed the Companies' net worth. Upon reversal of these loss reserves, Fannie's and Freddie's net worth will increase accordingly and, under the Net Worth Sweep, that increase will be swept to Treasury. Fannie has not drawn

on Treasury's commitment since the fourth quarter of 2011, and Freddie has not drawn on Treasury's commitment since the first quarter of 2012. In fact, in the first two quarters of 2012, the Companies posted sizable profits totaling more than $11 billion.

58. As Fannie explained last year:

> [w]e experienced a significant improvement in our financial results for the second quarter and first half of 2012 compared with the second quarter and first half of 2011. . . . [W]e saw improvement in the housing market in the first half of 2012. In addition, we have seen further improvement in the performance of our book of business, including lower delinquency rates and higher re-performance rates for our modified loans.

Fannie Mae, Second Quarter Report (Form 10-Q) at 2 (Aug. 8, 2012). FHFA's Office of Inspector General similarly recognized that by early August 2012 "Fannie and Freddie were experiencing a turnaround in their profitability. Due to rising house prices and reductions in credit losses, in early August 2012 the Companies reported significant income for the second quarter 2012 . . . and neither required a draw from Treasury under the [Purchase Agreements]." FHFA, Office of Inspector General, Analysis of the 2012 Amendments to the Government Stock Purchase Agreements at 11 (Mar. 20, 2013) ("FHFA Inspector General Report").

59. Together, the Companies' return to profitability and the stable recovery of the housing market showed that the Companies could in time redeem Treasury's Government Stock and provide a return on investment to owners of their Preferred Stock.

60. Fannie and Freddie are now immensely profitable. Fannie's reported net income of $17.2 billion in 2012 was by far the largest in the Company's history. And Fannie's $8.1 billion pre-tax income for the first quarter of 2013 was the largest quarterly pre-tax income in the Company's history. Fannie's net income for the first quarter of 2013 was $58.7 billion, and it ended the quarter with a net worth of $62.4 billion. Fannie has reported that "we expect our annual earnings to remain strong over the next few years" and that "[w]e expect to remain

profitable for the foreseeable future." Fannie Mae, First Quarter Report (Form 10-Q) at 1, 2 (Mar. 31, 2013).

61. Fannie's $58.7 billion net income for the first quarter of 2013 reflects the release of $50.6 billion of the company's deferred tax assets valuation allowance. The release of this valuation allowance underscores Fannie's financial strength, as it demonstrates Fannie's expectation that it will generate sizable taxable income moving forward. A deferred tax asset is an asset that may be used to offset future tax liability. If a company determines that it is unlikely that some or all of a deferred tax asset will be used, the company must establish a "valuation allowance" in the amount that is unlikely to be used. In other words, a company cannot record a deferred tax asset as an asset if it is unlikely to be used to offset future taxable profits. Fannie relied on the following evidence of future profitability in support of its release of the $50.6 billion valuation allowance:

- "our profitability in 2012 and the first quarter of 2013 and our expectations regarding the sustainability of these profits;
- our three-year cumulative income position as of March 31, 2013;
- the strong credit profile of the loans we have acquired since 2009;
- the significant size of our guaranty book of business and our contractual rights for future revenue from this book of business;
- our taxable income for 2012 and our expectations regarding the likelihood of future taxable income; and
- that our net operating loss carryforwards will not expire until 2030 through 2031 and we expect to utilize all of these carryforwards within the next few years."

Fannie Mae, First Quarter Report (Form 10-Q) at 15 (May 9, 2013).

62. Like Fannie, Freddie has also returned to stable profitability. Freddie reported net income of $11 billion and $5.1 billion in other comprehensive income in 2012. And the Company reported total income for the first quarter of 2013 of $7 billion, consisting of $4.6

billion of net income and $2.4 billion of other comprehensive income. Freddie's net worth on March 31, 2013, was approximately $10 billion.

63. In sum, "[m]uch has changed since 2008. The housing market is improving, house prices are rising, and guarantee fees have been increased, all resulting in greater profitability at Fannie Mae and Freddie Mac." FHFA Inspector General Report at 16; *see also* FHFA, REP. TO CONGRESS iii (2012) ("the overall improvement in the housing market, improved quality of new loans guaranteed, and increased guarantee fee pricing, along with income from the retained portfolio have resulted in improved financial results"). And as FHFA and its Acting Director have recognized, "[t]he conservatorships of Fannie Mae and Freddie Mac, . . . combined with U.S. Treasury financial support and management actions, have stabilized" the Companies, FHFA, 2012 REP. at ii, and "it is clear they are each beginning to show regular, strong profitability," Edward J. DeMarco, Acting Director, FHFA, Remarks as Prepared for Delivery at Fed. Reserve Bank of Chicago's 49th Annual Conference on Bank Structure and Competition 2 (May 9, 2013).

FHFA and Treasury Amend the Purchase Agreements
To Expropriate the Companies' Net Worth

64. On August 17, 2012, within days after the Companies had announced their return to profitability and just as it was becoming clear that they had the earnings power to redeem Treasury's Government Stock and exit conservatorship, FHFA and Treasury amended the Purchase Agreements for a third time. Again, at the time that this Net Worth Sweep was "under consideration, Fannie Mae and Freddie Mac were experiencing a turnaround in their profitability. Due to rising house prices and reductions in credit losses, in early August 2012 the [Companies] reported significant income for the second quarter 2012 . . . and neither required a draw from Treasury under the [Purchase Agreements]." FHFA Inspector General Report at 11. But rather

than fulfilling its statutory responsibility as conservator to return the Companies to sound and solvent business operations and, ultimately, to private control, FHFA entered into the Net Worth Sweep with Treasury, which expropriates all of the Companies' profits and begins the process of winding down the Companies.

65. As Treasury stated when the Net Worth Sweep was announced, the dividend sweep of all of the Companies' net worth will require that "every dollar of earnings that Fannie Mae and Freddie Mac generate will be used to benefit taxpayers." Press Release, U.S. Dep't of the Treasury, Treasury Department Announces Further Steps to Expedite Wind Down of Fannie Mae and Freddie Mac (Aug. 17, 2012). The Net Worth Sweep, in short, effectively nationalized the Companies and confiscated the existing and potential value of all privately held equity interests, including the Preferred Stock held by Plaintiffs.

66. In particular, the Net Worth Sweep altered the dividend payment on Treasury's Government Stock: instead of a quarterly payment of 10% on the total amount of Treasury's liquidation preference, the Net Worth Sweep entitles Treasury to a quarterly payment of *all—100%*—of the Companies' net worth. Thus, any increase in net worth flowing from net income or other comprehensive income will be swept by Treasury. Beginning January 1, 2013, the Companies must pay Treasury a quarterly dividend equal to their *entire net worth*, minus a capital reserve amount that starts at $3 billion and decreases to $0 by January 1, 2018. The Net Worth Sweep also accelerates the rate at which the Companies must shrink their mortgage asset holdings down to $250 billion each, from 10% per year to 15% per year.

67. As noted above, FHFA agreed to sweep all of the Companies' profits to Treasury at the very moment that the Companies had returned to stable profitability, as demonstrated in the table below. At a dividend rate of 10%, Treasury's approximately $189 billion in

outstanding Government Stock earn annual dividends of some $18.9 billion, payable in quarterly installments of approximately $4.7 billion. Thus, in any quarter in which the Companies' combined profits exceed $4.7 billion (or more precisely, any quarter in which Fannie or Freddie's profits exceed the dividend owed on their Government Stock), that value would redound to the benefit of the private shareholders but for the Net Worth Sweep.

Net Income for Fannie and Freddie
(in billions)

		Fannie	Freddie	Combined
2011	Q1	($6.5)	**$0.7**	($5.8)
	Q2	($2.9)	($2.1)	($5.0)
	Q3	($5.1)	($4.4)	($9.5)
	Q4	($2.5)	**$0.6**	($1.9)
2012	Q1	**$2.7**	**$0.6**	**$3.3**
	Q2	**$5.1**	**$3.0**	**$8.1**
	Q3	**$1.8**	**$2.9**	**$4.7**
	Q4	**$7.6**	**$4.5**	**$12.1**
2013	Q1	**$58.7**	**$4.6**	**$63.3**

68. On August 7 and 8, 2012, the Companies reported results for the second quarter for 2012, showing collective profits of more than $8 billion. Ten days later, Treasury and FHFA announced the Net Worth Sweep, acknowledging that its avowed purpose was to ensure that none of the Companies' profits would redound to the benefit of the private shareholders. Indeed, the President and CEO of Fannie confirmed the obvious in October of 2012 when he stated: "The company is no longer run for the benefit of private shareholders." Timothy J. Mayopoulos, President and CEO, Fannie Mae, Remarks Prepared for Delivery at MBA Annual Conference (Oct. 22, 2012).

69. The Net Worth Sweep is squarely contrary to FHFA's statutory responsibilities as conservator of Fannie and Freddie. Again, as conservator FHFA is obligated to "take such action as may be—(i) necessary to put the regulated entity in a sound and solvent condition; and (ii) appropriate to carry on the business of the regulated entity and preserve and conserve the assets and property of the regulated entity." 12 U.S.C. § 4617(b)(2)(D). As FHFA itself has acknowledged, the agency "has a statutory charge to work to restore a regulated entity in conservatorship to a sound and solvent condition . . . ." 76 Fed. Reg. at 35,727. Accordingly, "allowing capital distributions to deplete the entity's conservatorship assets would be inconsistent with the agency's statutory goals, as they would result in removing capital at a time when the Conservator is charged with rehabilitating the regulated entity." *Id.* The Net Worth Sweep's quarterly sweep of all net profits thus plainly harms, rather than promotes, the soundness and solvency of the Companies by effectively prohibiting them from rebuilding their capital. Nor can distributing the entire net worth of the Companies to Treasury be reconciled with FHFA's statutory obligation to preserve and conserve their assets and property. Indeed, Fannie has identified the dividend obligations imposed by the Net Worth Sweep as posing a "specific risk to [its] business" by prohibiting it from "build[ing] capital reserves." FANNIE MAE, UNIVERSAL DEBT FACILITY, OFFERING CIRCULAR (May 14, 2013).

70. Furthermore, on information and belief, FHFA agreed to the Net Worth Sweep only at the insistence and under the direction and supervision of Treasury. Treasury, however, lacks the authority to impose such direction and supervision, and FHFA lacks the authority to submit to it. Indeed, HERA expressly provides that "[w]hen acting as conservator, . . . [FHFA] shall not be subject to the direction or supervision of any other agency of the United States . . . ." 12 U.S.C. § 4617(a)(7).

71. Statements by both FHFA and Treasury provide further confirmation that the Net Worth Sweep violates FHFA's statutory restrictions as conservator. Treasury, for example, said the Net Worth Sweep would "expedite the wind down of Fannie Mae and Freddie Mac," and it emphasized that the "quarterly sweep of every dollar of profit that each firm earns going forward" would make "sure that every dollar of earnings that Fannie Mae and Freddie Mac generate will be used to benefit taxpayers." Press Release, U.S. Dep't of the Treasury, Treasury Department Announces Further Steps to Expedite Wind Down of Fannie Mae and Freddie Mac (Aug. 17, 2012). Indeed, Treasury emphasized that the Net Worth Sweep would ensure that the Companies "will be wound down and will not be allowed to retain profits, rebuild capital, and return to the market in their prior form." *Id.*

72. Likewise, FHFA Acting Director Edward DeMarco stated that the Net Worth Sweep reflected the agency's goal of "gradually contracting [the Companies'] operations." Edward J. DeMarco, Acting Director, FHFA, Statement on Changes to Fannie Mae and Freddie Mac Preferred Stock Purchase Agreements. Acting Director DeMarco later informed a Senate Committee that the "recent changes to the [Purchase Agreements], replacing the 10 percent dividend with a net worth sweep, reinforce the notion that the [Companies] will not be building capital as a potential step to regaining their former corporate status." Edward J. DeMarco, Acting Director, FHFA, Statement Before the U.S. S. Comm. on Banking & Urban Affairs 3 (Apr. 18, 2013). Likewise, in its 2012 report to Congress, FHFA explained that it had begun "prioritizing [its] actions to move the housing industry to a new state, one without Fannie Mae and Freddie Mac." FHFA, 2012 REP. at 13. Thus, according to FHFA, the Net Worth Sweep "ensures all the [Companies'] earnings are used to benefit taxpayers" and "reinforces the fact that the [Companies] will not be building capital." *Id.* at 1, 13.

73. The dramatically negative impact of the Net Worth Sweep on the Companies' balance sheets is demonstrated by Fannie's results in the first quarter of this year. As explained above, at the end of the first quarter Fannie's net worth stood at $62.4 billion. Under the prior versions of the Purchase Agreement, Fannie would have been obligated to pay Treasury a dividend of only $2.9 billion, and the balance—$59.5 billion—would have been credited to its capital. The Net Worth Sweep, however, required Fannie to pay Treasury $59.4 billion. This windfall was not unanticipated. Indeed, FHFA's Office of Inspector General recognized that, as a result of the Net Worth Sweep, reversal of the Companies' deferred tax assets valuation allowances could result in "an extraordinary payment to Treasury." FHFA Inspector General Report at 15.

74. FHFA has announced that, during the conservatorship, existing statutory and FHFA-directed regulatory capital requirements will not be binding on the Companies. And at the end of 2012, Fannie had a deficit of core capital in relation to statutory minimum capital of $141.2 billion. This deficit decreased to $88.3 billion by the end of the first quarter of 2013. When adjusted for the $59.4 billion dividend payment to Treasury, however, Fannie's core capital deficit jumped back up to $147.7 billion. Thus, because of the Net Worth Sweep, Fannie is now in a ***worse*** position with respect to its core capital than it was before the record-breaking profitability it achieved in the first quarter of this year.

75. Furthermore, Fannie is required to pay Treasury its dividend in cash, even though its net worth includes changes in both cash and non-cash assets. In the first quarter of this year, for example, over $50 billion of Fannie's profitability resulted from the release of the Company's deferred tax assets valuation allowance—the same non-cash asset that previously created massive paper losses for the Company. As a result, Fannie was required to "fund [its]

second quarter dividend payment of $59.4 billion primarily through the issuance of debt securities." Fannie, 2013 First Quarter Report, at 42.

76. Borrowing money to pay a dividend on a paper profit is the very antithesis of operating the Companies in a safe and sound manner and restoring them to financial health, as FHFA is statutorily required to do when it is acting as conservator.

77. The Net Worth Sweep has become a major revenue source for the Government at the expense of Plaintiffs and other holders of Preferred Stock. As reported in *Politico* on May 9, 2013,

> Lawmakers on the Senate Banking and House Financial Services committees have said the new profits should not delay reform further, but with the budget already tight, keeping the continued flow of cash in place could be tempting.
>
> "Washington could quickly get addicted to the revenue from Fannie and Freddie," Guggenheim Partners analyst Jaret Seiberg said in a note to clients.

The article explained:

> As of June 30, Fannie will have paid Treasury $95 billion in dividend payments under its conservatorship agreement while Treasury will still hold $117 billion in preferred shares in the company.
>
> . . . .
>
> A Treasury Department official confirmed that the funds returned by Fannie and Freddie will be deposited into the general fund and will be factored into how long the department can continue to pay the government's bills before running up against the debt ceiling.
>
> The $59 billion Fannie will send, combined with the $7 billion Freddie said it would pay the Treasury by June 30, would likely push back the date when the government will breach the debt ceiling until October, if it is not raised before then, the Bipartisan Policy Center said today.

78. Neither Treasury nor FHFA made any public record of their decision-making processes in agreeing to the Net Worth Sweep.

79. As previously noted, Treasury's temporary statutory authority to purchase the securities of the Companies was conditioned on its consideration of certain statutory factors, including "the need to maintain the [Companies'] status as . . . private shareholder-owned compan[ies]" and the Companies' plans "for the orderly resumption of private market funding or capital market access." *See* 12 U.S.C. §§ 1455(*l*)(1)(C), 1719(g)(1)(C). There is no public record that Treasury considered these factors before executing the Net Worth Sweep. Indeed, the terms of the Net Worth Sweep requiring the quarterly net worth sweep and the winding down of the Companies' operations are wholly inconsistent with these factors. There is also no evidence that Treasury considered alternatives to the Net Worth Sweep that would have been both consistent with its statutory obligations and less harmful to private investors.

80. Nor is there any public record that FHFA considered whether the Net Worth Sweep is consistent with its statutory obligations as conservator of the Companies. Treasury's stated purpose of winding down the Companies, which necessarily involves liquidating their assets and property, is incompatible on its face with FHFA's charge to put the Companies back into "a sound and solvent condition" and to "conserve [their] assets and property." There is also no evidence that FHFA considered alternatives to the Net Worth Sweep that would have been both consistent with its statutory obligations and less harmful to holders of Preferred Stock and other equity interests.

81. Finally, there is no public record that either government agency—Treasury or FHFA—considered whether the Net Worth Sweep is consistent with the contractual and

fiduciary duties to holders of the Preferred Stock and other equity interests. And the Net Worth Sweep is wholly inconsistent with those duties.

Dividend Payments Under the Purchase Agreements

82. Fannie has received approximately $116 billion from Treasury under the Purchase Agreements. Fannie has paid Treasury a total of $95 billion in purported dividends under the Purchase Agreements—or approximately 82% of Treasury's investment. Freddie has received approximately $71 billion from Treasury under the Purchase Agreements. Freddie has paid Treasury a total of $36.6 billion in purported dividends—or approximately 52% of Treasury's investment. Yet, because these purported dividend payments do not operate to redeem any of Treasury's Government Stock, the liquidation preference of Treasury's Government Stock in the Companies remains at approximately $189 billion (due to the Companies' draws and the $1 billion initial valuation of Treasury's Government Stock in each)—and given the Net Worth Sweep, it will remain at that amount regardless of how much the Companies pay to Treasury in dividends going forward.

83. According to Fitch Ratings, "the cumulative dividends paid by Fannie could exceed the $117 billion in [Temporary] Stock owned by the Treasury by late this year or early 2014, based on the current earnings run-rate." *Fannie's Earnings, Dividend to Complicate GSE Reform*, FITCH WIRE, May 10, 2013. Fitch also expects Freddie to follow Fannie's example and reverse its deferred tax asset allowance in the coming quarters. The sizeable dividend that likely will be triggered by this event will result in both Fannie and Freddie having "paid cumulative dividends representing over 80% of the Treasury's investment." In sum, the point where "taxpayers are effectively made whole on their investment in [the Companies is] now in sight."

V.

CLAIMS FOR RELIEF

COUNT I

FHFA's Conduct Exceeds Its Statutory Authority

84. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

85. The APA empowers the Court to "hold unlawful and set aside agency action, findings, and conclusions" that are "in excess of statutory jurisdiction, authority, or limitations" or that are "without observance of procedure required by law." 5 U.S.C. § 706(2)(C), (D).

86. In any event, and in addition to the limitations established under the APA, FHFA's authority as conservator of the Companies is strictly limited by statute. *See* 12 U.S.C. § 4617(b)(2)(D).

87. As conservator, FHFA is without authority to wind down the Companies. Only a receiver for the Companies can undertake such actions, as FHFA acknowledges. FHFA has not been appointed as receiver.

88. As Treasury has acknowledged, the Net Worth Sweep is designed to wind down the Companies' operations. The Net Worth Sweep intentionally impairs the Companies' ability to operate as going concerns, requiring them to pay *all* of their net earnings to Treasury and thus preventing them from ever rebuilding capital and returning to private control. In fact, the Net Worth Sweep requires the Companies to accelerate the dissolution of their holdings.

89. The Net Worth Sweep is thus in direct contravention of the statutory command that FHFA as conservator must undertake those actions "necessary to put the [Companies] in a sound and solvent condition" and "appropriate to carry on the business of the [Companies] and preserve and conserve [their] assets and property." 12 U.S.C. § 4617(b)(2)(D). Indeed, rather than seeking to put the Companies in a "sound and solvent" condition and to preserve and

conserve the Companies' assets and property, FHFA has expropriated the Companies' entire net worth for the benefit of the Federal Government, to the detriment of the Companies and holders of Preferred Stock such as the Berkley Plaintiffs.

90. Further, even when acting as a receiver, FHFA is required to wind down the Companies in accordance with specific claims-determination procedures. Among other things, FHFA must "promptly publish a notice to the creditors of the regulated entity to present their claims," provide creditors with no fewer than ninety days in which to file a claim, and "establish such alternative dispute resolution processes as may be appropriate for the resolution of claims." 12 U.S.C. § 4617(b)(3)(B)(i), (b)(7)(A)(i).

91. FHFA's decision, as conservator, to transfer all of the Companies' net worth to Treasury is an end-run around these procedural requirements. The Net Worth Sweep allows Treasury to be paid amounts that far exceed the value of its claims against the Companies, and create an extraordinary windfall profit, while making it impossible to satisfy claims of holders of the Preferred Stock and other equity interests. In short, the Net Worth Sweep effectively nullifies the claims of the holders of the Preferred Stock and precludes such holders from availing themselves of statutory protections to contest that nullification.

92. On information and belief, FHFA agreed to the Net Worth Sweep only at the insistence and under the direction and supervision of Treasury. But because HERA mandates that FHFA perform its duties as conservator independent of the "direction or supervision of any other agency," 12 U.S.C. § 4617(a)(7), FHFA was not authorized to subject itself to Treasury's will.

93. FHFA's conduct in entering into the Net Worth Sweep was therefore outside of FHFA's authority under HERA and "in excess of statutory . . . authority" and "without

observance of procedure required by law," and Plaintiffs are therefore entitled to relief against FHFA pursuant to 5 U.S.C. §§ 702, 706(2)(C), (D).

COUNT II

Violation of the Administrative Procedure Act: FHFA's Conduct Was Arbitrary and Capricious

94. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

95. The APA empowers the Court to "hold unlawful and set aside agency action, findings, and conclusions" that are "arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law." 5 U.S.C. § 706(2)(A). Agency action is "arbitrary" or "capricious" if it is not the product of "reasoned decisionmaking." *Motor Vehicle Mfrs. Ass'n v. State Farm Mut. Auto. Ins. Co.*, 463 U.S. 29, 52 (1983). This means, among other things, that an agency must provide an adequate evidentiary basis for its action, consider all important aspects of the problem before it, and rely upon consistent, logical reasoning in reaching its decision.

96. In entering into the Net Worth Sweep when both Companies were profitable and otherwise able to pay the 10% dividend on Treasury's Government Stock, FHFA acted in an arbitrary and capricious manner. There is no public record evidence that FHFA engaged in a reasoned decision-making process or considered important aspects of the problem it believed it faced. Nor did it establish an evidentiary basis nor provide an adequate explanation for its decision. And FHFA could not have provided an adequate explanation for entering the Net Worth Sweep, for that Amendment is wholly antithetical to FHFA's responsibilities as conservator of the Companies.

97. FHFA has not offered any legitimate reasoned justification for the Net Worth Sweep, which Treasury has acknowledged is designed to begin the winding down of the Companies. FHFA has not explained how the Net Worth Sweep is consistent with its statutory

obligation to "conserve [the Companies'] assets and property" and to return the Companies to "a sound and solvent condition," 12 U.S.C. § 4617(b)(2)(D), or even whether it considered these factors. FHFA also has not explained whether it considered alternatives to the Net Worth Sweep that would have been both consistent with its statutory obligations and less harmful to private investors in the Companies.

98. The holders of the Preferred Stock invested substantial sums for the right to dividends and liquidation preferences should market conditions make such payments possible. By sweeping all of the Companies' net worth to Treasury in quarterly dividend payments, the Net Worth Sweep makes it impossible for holders of the Preferred Stock to realize the benefit of that bargain, no matter how well the Companies perform in the market or how much their assets may be worth in liquidation. FHFA had an obligation to consider whether the Net Worth Sweep was consistent with duties it owes to the Companies' Preferred Stockholders. FHFA failed to do so. FHFA therefore failed to consider an important aspect of the issue addressed by its action, rendering the Net Worth Sweep arbitrary and capricious.

99. FHFA's conduct in entering into the Net Worth Sweep was arbitrary and capricious, and Plaintiffs are therefore entitled to relief under 5 U.S.C. §§ 702, 706(2)(C).

COUNT III

Treasury's Conduct Exceeded Its Statutory Authority

100. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

101. The APA empowers the Court to "hold unlawful and set aside agency action, findings, and conclusions" that are "in excess of statutory jurisdiction, authority, or limitations" or that are "without observance of procedure required by law." 5 U.S.C. § 706(2)(C), (D).

102. Treasury's statutory authority to purchase securities issued by the Companies expired on December 31, 2009. 12 U.S.C. §§ 1455(*l*)(4), 1719(g)(4).

103. The Net Worth Sweep, which was executed on August 17, 2012, contravenes this unambiguous limit on Treasury's authority.

104. The Net Worth Sweep created an entirely new security. Under the original Purchase Agreements, Treasury purchased Government Stock that entitled it to a 10% quarterly dividend on an amount equal to the aggregate liquidation preference of the Government Stock. The Government Stock was a fixed income security not otherwise entitled to participate in the earnings of the Companies. By contrast, the Net Worth Sweep entitles Treasury to a quarterly distribution of *all* of the Companies' net worth for as long as they remain in operation. The Net Worth Sweep thus effected a wholesale change to the nature of Treasury's securities after its statutory authority to purchase new securities had expired, and converted Treasury's Government Stock into new securities that nationalize the Companies and entitle Treasury to 100% of their net worth as if Treasury were the outright owner. Treasury cannot evade this clear statutory restriction on its authority to purchase securities of the Companies by the simple expedient of calling these new securities an "amendment" to the old securities.

105. In addition, before exercising its temporary authority to purchase securities, Treasury is required to "determine that such actions are necessary to . . . (i) provide stability to the financial markets; (ii) prevent disruptions in the availability of mortgage finance; and (iii) protect the taxpayer." 12 U.S.C. § 1719(g)(1)(B). In making the statutorily required determinations, Treasury must consider such factors as "the [Companies'] plan[s] for the orderly resumption of private market funding or capital market access" and "the need to maintain the [Companies'] status as . . . private shareholder-owned compan[ies]," among other factors. *Id.* § 1719(g)(1)(C)(iii), (v).

106. These statutory criteria must apply to any and all "amendments" to the Purchase Agreements. Were it otherwise, Treasury could fundamentally alter its investments in the Companies at any time, including after its investment authority has expired, without making the required determinations or considering the necessary factors. This would turn Treasury's limited, temporary grant of authority to purchase the Companies' securities under certain conditions, into an unconstrained and permanent authority and subvert the statutory limitations imposed by Congress.

107. As far as the public record discloses, Treasury has not made any of the required determinations or considered any of the necessary factors. It therefore exceeded its statutory authority.

108. In any event, the Net Worth Sweep is beyond Treasury's authority because it is not compatible with due consideration of the factors Treasury must consider before purchasing the Companies' securities or amending its agreements to purchase such securities. The Net Worth Sweep destroys the value of the Preferred Stock and all other equity security interests in the Companies. The Net Worth Sweep is therefore wholly incompatible with "the need to maintain the [Companies'] status as . . . private shareholder-owned compan[ies]" and with the "orderly resumption of private market funding or capital market access."

109. On information and belief, FHFA agreed to the Net Worth Sweep only at the insistence and under the direction and supervision of Treasury. But because HERA mandates that FHFA "shall not be subject to the direction or supervision of any other agency" when performing its duties as conservator for the Companies, 12 U.S.C. § 4617(a)(7), Treasury acted in excess of its authority in imposing its will on FHFA.

110. Treasury's conduct in entering into the Net Worth Sweep was therefore outside of Treasury's authority under HERA and "in excess of statutory . . . authority" and "without observance of procedure required by law," and Plaintiffs are therefore entitled to relief against Treasury pursuant to 5 U.S.C. §§ 702, 706(2)(C), (D).

COUNT IV

Violation of the Administrative Procedure Act:
Treasury's Conduct Was Arbitrary and Capricious

111. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

112. The APA empowers the Court to "hold unlawful and set aside agency action, findings, and conclusions" that are "arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law." 5 U.S.C. § 706(2)(A). This means, among other things, that agency action is unlawful unless it is the product of "reasoned decisionmaking." *Motor Vehicle Mfrs. Ass'n*, 463 U.S. at 52. Decisionmaking that relies on inadequate evidence or that results in inconsistent or contradictory conclusions cannot satisfy that standard.

113. Before Treasury exercises its temporary authority to purchase the Companies' securities, it is required to determine that the financial support is necessary to "provide stability to the financial markets," "prevent disruptions in the availability of mortgage finance," and "protect the taxpayer." 12 U.S.C. §§ 1455(*l*)(1)(B), 1719(g)(1)(B). In making these determinations, Treasury is further required to "take into consideration" several factors, including the "plan for the orderly resumption of private market funding or capital market access," and the "need to maintain [the] status [of Fannie and Freddie] as . . . private shareholder-owned compan[ies]." *Id.* §§ 1455(*l*)(1)(C); 1719(g)(1)(C).

114. These statutory criteria plainly apply to any and all "amendments" of the Purchase Agreements. Were it otherwise, Treasury could fundamentally alter its investments in the

Companies at any time, including after its investment authority has expired, without making the required determinations or considering the necessary factors. This would turn Treasury's limited, temporary grant of authority to purchase the Companies' securities under certain conditions, into an unconstrained and permanent authority and subvert the statutory limitations imposed by Congress.

115. There is no evidence in the public record that Treasury made the required determinations or considered the necessary factors before agreeing to the Net Worth Sweep. Indeed, the available evidence reveals that none of the necessary conditions was satisfied. Further, Treasury also has not explained whether it considered alternatives to the Net Worth Sweep that would have been both consistent with its statutory obligations and less harmful to junior investors in the Companies. Treasury has thus arbitrarily and capriciously failed to provide a reasoned explanation for its conduct, which results in the Government's expropriation of all private shareholder value in the Companies' Preferred Stock and other equity securities.

116. Treasury also acted in an arbitrary and capricious manner by failing to consider whether the Net Worth Sweep is consistent with its fiduciary duties to holders of the Preferred Stock as the Companies' dominant shareholder.

117. Under applicable state law governing shareholders' relationship with Fannie and with Freddie, a corporation's dominant shareholders owe fiduciary duties to minority shareholders.

118. Treasury is the dominant shareholder and de facto controlling entity of the Companies. For example, Treasury serves as the Companies' only permitted source of capital and must give permission to the Companies before they can issue other equity securities.

Treasury also is able to influence or control the actions of FHFA as conservator and the length and nature of the conservatorship.

119. The Net Worth Sweep effectively transfers the value of the Preferred Stock and other equity securities from their private holders to the Companies' dominant shareholder. And as Treasury admits, the Net Worth Sweep's purpose is to wind down the Companies' operations. Treasury's actions in preventing any dividends or value from reaching holders of Preferred Stock, combined with Treasury's intent to liquidate the Companies, render the Preferred Stock devoid of any value or prospect of return.

120. Treasury's conduct in entering into the Net Worth Sweep was arbitrary and capricious, and Plaintiffs are therefore entitled to relief under 5 U.S.C. §§ 702, 706(2)(A).

COUNT V

Breach of Contract Against FHFA as Conservator of Fannie and Freddie

121. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

122. As holders of Preferred Stock in Fannie and Freddie, Plaintiffs have certain contractual rights. In particular, Plaintiffs are entitled to a contractually specified, non-cumulative dividend and to a contractually specified liquidation preference.

123. By entering the Net Worth Sweep, FHFA, as conservator for Fannie and Freddie, breached Fannie's and Freddie's obligations to Plaintiffs by nullifying entirely the contractual rights of holders of the Companies' Preferred Stock. Thus, in addition to exceeding its authority as conservator under HERA, FHFA's agreement to the Net Worth Sweep breached or repudiated Fannie's and Freddie's contracts with Plaintiffs and other holders of the Companies' Preferred Stock.

124. Again, the Net Worth Sweep replaced the 10% dividend on Treasury's Government Stock with a perpetual requirement that the Companies pay their entire net worth to Treasury. Amounts in excess of the 10% dividend on the Government Stock would otherwise be available to pay dividends on the Preferred Stock. The Net Worth Sweep thus strips the Companies of their ability to generate and retain funds to distribute as dividends to holders of Preferred Stock.

125. By essentially expropriating the entirety of the Companies' net worth for the Government, the Net Worth Sweep also nullified entirely the contractual right of preferred shareholders to receive a liquidation preference upon the dissolution, liquidation, or winding up of Fannie and Freddie.

126. Fannie and Freddie—and thus FHFA when acting as conservator for the Companies—are contractually prohibited from unilaterally changing the terms of the Companies' Preferred Stock to materially and adversely affect Plaintiffs' rights as a preferred shareholders. The Net Worth Sweep violates this prohibition by effectively eliminating the dividend and liquidation preference rights associated with Plaintiffs' Preferred Stock.

127. No provision of Plaintiffs' contracts with Fannie and Freddie reserves the Companies any right to *repudiate* or *nullify entirely* the Companies' contractual obligations to Plaintiffs and other holders of the Companies' Preferred Stock by granting rights to another class of the Companies' stock.

128. Thus, by entering the Net Worth Sweep, FHFA both exceeded its statutory authority under HERA and breached Fannie's and Freddie's contracts with holders of Preferred Stock.

COUNT VI

Breach of Implied Covenant of Good Faith and Fair Dealing Against FHFA as Conservator of Fannie and Freddie

129. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

130. Implicit in every contract is a covenant of good faith and fair dealing. The implied covenant requires a party in a contractual relationship to refrain from arbitrary or unreasonable conduct which has the effect of preventing the other party to the contract from receiving the fruits of the bargain.

131. As holders of Preferred Stock in Fannie and Freddie, Plaintiffs have certain contractual rights. In particular, Plaintiffs are entitled to a contractually specified, non-cumulative dividend from the Companies and to a contractually specified liquidation preference

132. FHFA's agreement to the Net Worth Sweep has arbitrarily and unreasonably prevented Plaintiffs and other holders of the Companies' Preferred Stock from receiving any of the fruits of their bargain. Again, the Net Worth Sweep replaced the 10% dividend on Treasury's Government Stock with a perpetual requirement that the Companies pay their entire net worth to Treasury. The Net Worth Sweep thus strips the Companies of their ability to generate and retain funds to distribute as dividends to holders of Preferred Stock.

133. By essentially expropriating the entirety of the Companies' net worth for the Government, the Net Worth Sweep also nullified entirely the contractual right of preferred shareholders to receive a liquidation preference upon the dissolution, liquidation, or winding up of Fannie and Freddie.

134. No provision of Plaintiffs' contracts with Fannie and Freddie reserves the Companies any right to *repudiate* or *nullify entirely* the Companies' contractual obligations to

Plaintiffs and other holders of the Companies' Preferred Stock by granting rights to another class of the Companies' stock.

135. In sum, by destroying the rights of holders of the Companies' Preferred Stock, the Net Worth Sweep repudiates and nullifies entirely the scope, purpose, and terms of the contracts governing the relationships between Fannie and Freddie and their preferred shareholders. Thus, by entering the Net Worth Sweep, FHFA both exceeded its statutory authority under HERA and breached the implied covenant of good faith and fair dealing.

COUNT VII

Breach of Fiduciary Duty Against FHFA as Conservator of Fannie and Freddie: Claim for Equitable and Declaratory Relief

136. Plaintiffs incorporate by reference the allegations of the preceding paragraphs.

137. By imposing a conservatorship over Fannie and Freddie, FHFA assumed control of the operations of those institutions.

138. By taking control over the operations of Fannie and Freddie, FHFA assumed a fiduciary duty, including a duty of loyalty, to Fannie's and Freddie's shareholders, including holders of Preferred Stock.

139. FHFA used its control over Fannie and Freddie to agree to and implement the Net Worth Sweep, which replaced the 10% dividend on Treasury's Government Stock with a perpetual requirement that the Companies pay their entire net worth to Treasury.

140. As an agency of the Federal Government, FHFA was interested in, and benefited from, the Net Worth Sweep, which conferred an exclusive benefit upon the Federal Government by essentially expropriating for the Government the entirety of Fannie's and Freddie's net worth.

141. FHFA had a manifest conflict of interest with respect to the Net Worth Sweep, and that transaction constituted self-dealing.

142. The Net Worth Sweep, which essentially eliminated the dividend and liquidation preference rights associated with Plaintiffs' Preferred Stock, was neither entirely nor intrinsically fair.

143. The Net Worth Sweep constituted waste, gross and palpable overreaching, and a gross abuse of discretion.

144. The Net Worth Sweep did not further any valid business purpose or reasonable business objective of Fannie and Freddie, did not reflect FHFA's good faith business judgment of what was in the best interest of Fannie and Freddie, and was unfair to those institutions and their preferred shareholders.

145. Thus, by entering the Net Worth Sweep, FHFA both exceeded its statutory authority under HERA and violated its fiduciary duty to Plaintiffs and the other holders of Preferred Stock.

PRAYER FOR RELIEF

146. WHEREFORE, Plaintiffs pray for an order and judgment:

a. Declaring that the Net Worth Sweep, and its adoption, are not in accordance with and violate HERA within the meaning of 5 U.S.C. § 706(2)(C), and that FHFA and Treasury acted arbitrarily and capriciously within the meaning of 5 U.S.C. § 706(2)(A) by executing the Net Worth Sweep;

b. Declaring that, by entering the Net Worth Sweep, FHFA breached Fannie's and Freddie's contracts with Plaintiffs and the covenant of good faith and fair dealing implicit in those contracts;

c. Declaring that, by entering the Net Worth Sweep, FHFA violated its fiduciary duty to Plaintiffs.

d. Vacating and setting aside the Net Worth Sweep, including its provision sweeping all of the Companies' net worth to Treasury every quarter;

e. Enjoining Treasury and its officers, employees, and agents to return to FHFA as conservator of the Companies all dividend payments made pursuant to the Net Worth Sweep or, alternatively, recharacterizing a portion of such payments as partial redemption of Treasury's Government Stock rather than mere dividends;

f. Enjoining FHFA and its officers, employees, and agents from implementing, applying, or taking any action whatsoever pursuant to the Net Worth Sweep;

g. Enjoining Treasury and its officers, employees, and agents from implementing, applying, or taking any action whatsoever pursuant to the Net Worth Sweep;

h. Awarding Plaintiffs damages resulting from FHFA's breach of contract and breach of the implied covenant of good faith and fair dealing;

i. Awarding Plaintiffs their reasonable costs, including attorneys' fees, incurred in bringing this action; and

j. Granting such other and further relief as this Court deems just and proper.

Date: July 10, 2013

Respectfully submitted,

s/ Charles J. Cooper
Charles J. Cooper (Bar No. 248070)
ccooper@cooperkirk.com
Vincent J. Colatriano (Bar No. 429562)
David H. Thompson (Bar No. 450503)
Peter A. Patterson (Bar No. 998668)*
COOPER & KIRK, PLLC
1523 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 220-9600
(202) 220-9601 (fax)
**Pro hac vice* application forthcoming